Exhibit 99.04 - Press Release - Feb 19, 2002


MCKENZIE BAY FORMS PTARMIGAN OFF-GRID POWER INC FOR EMS STRATEGY

BRIGHTON, Michigan & MONTREAL, Feb 19, 2002 (BUSINESS WIRE) -- McKenzie Bay
(MKBY) McKenzie Bay International Ltd, "MKBY" [otc] has formed Ptarmigan Off-Grid Power Inc to qualify marketing leads and coordinate system integration, supply and service of Electricity Management Systems "EMS" and their components being marketed by MKBY.

Ptarmigan, another key part of the EMS strategy, is 50% owned by Dermond, a wholly owned subsidiary of McKenzie Bay International Ltd, and 25% each by two Quebec Companies, Leandre Gervais et Associe(e)s "LGA" and Envitech Automation.

LGA, specializing in civil, mechanical and electrical engineering, has developed a specialized containerization system for northern environment and permafrost applications. LGA designed containers will house EMS components allowing for easy deployment to isolated communities, industrial applications and other locations requiring mobility.

Envitech specializes in the design and development of system integration products relating to electrical equipment, specialized communications systems, and automated industrial processes. Envitech is to develop, install and maintain EMS control systems.

Integration of EMS and components; such as a Vanadium Redox Battery "VRB", diesel generator, Wind Turbines, or other power generators; is achieved through a system controller.

A system controller operates as follows: If wind power is available, the energy generated goes to the load and the excess goes to the battery. When wind power is unavailable the diesel is operated at full power to meet load demand. Excess diesel generated energy over load demand goes to the battery. When the battery is fully charged, the diesel is stopped and the load is supplied by wind power supplemented by the battery.

The principle behind a system controller is to maximize the use of inexpensive energy while minimizing dependency on more expensive diesel generated power.

                       SYSTEM CONTROLLER DIAGRAM
           (To view diagram please go to www.ccnnewswire.com)
ANTICIPATED EMS PERFORMANCE
EMS Configuration       Diesel Operating Time
-----------------       ---------------------
Diesel only                   100%
Diesel & VRB                   65%
Diesel, VRB & Wind 25%         51%
Diesel, VRB & Wind 50%         36%
Diesel, VRB & Wind 75%         18%

EMS and/or their components may be leased or purchased through McKenzie Bay Leasing, a McKenzie Bay International subsidiary.

This press release contains certain forward-looking statements concerning potential developments affecting the business, prospects, financial condition and other aspects of the company to which this release pertains. The actual results of the specific items described in this release, and the company's operations generally, may differ materially from what is projected in such forward-looking statements. Although such statements are based upon the best judgments of management of the company as of the date of this release, significant deviations in magnitude, timing and other factors may result from business risks and uncertainties including, without limitation, the company's dependence on third parties, general market and economic conditions, technical factors, the availability of outside capital, receipt of revenues and other factors, many of which are beyond the control of the company. The company disclaims any obligation to update information contained in any forward-looking statement. In addition, the description of past or present performance as to any person is not an indication of future performance or success. The company will remain dependent upon obtaining future financing to support its continued growth and development to successfully implement its business plan